Filed Pursuant to Rule 253(g)(2)

File No. 024-12261

SUPPLEMENT NO. 4 DATED AUGUST 20, 2024

MASTERWORKS 286, LLC

This Supplement No. 4 dated August 20, 2024 (this “Supplement”), supplements the Offering Circular of Masterworks 286, LLC dated June 15, 2023, which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on May 24, 2023 and qualified on June 8, 2023, as may be further amended and supplemented (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular. Except as set forth in this Supplement, the Offering Circular remains unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circular relating to certain artist metrics discussed therein. Particularly, the Masterworks public sale database has been updated as of June 30, 2024 and as a result, the Record Price Appreciation data listed in the “Description of Business - Record Price Appreciation” section of the Offering Circular has been updated, as applicable, as shown below.

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Mark Bradford	25.4%	$270,000	May 15, 2008	$10,410,000	June 30, 2024